PARAMOUNT RESOURCES LTD.

Report Pursuant to Section 189.1.3

of the Securities Regulation (Québec)

1.

Name and Address of Offeree

Paramount Resources Ltd. (the "Corporation")

4700 Bankers Hall West

888 3rd Street S.W.

Calgary, Alberta T2P 5C5

2.

Name and Address of Offeror

Same as above.

3.

Designation of Securities Subject to the Bid

The Corporation has filed an amended notice with the Toronto Stock Exchange (the "Exchange") relating to the repurchase by the Corporation of certain of its outstanding Common Shares pursuant to its normal course issuer bid undertaken pursuant to the rules of the Exchange.

4.

Date of the Bid

The Corporation is eligible to commence purchases of its outstanding Common Shares under the amended normal course issuer bid on December 19, 2007 pursuant to the Amended Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the Exchange on December 14, 2007.

5.

Maximum Number of Securities of the Class Subject to the Bid Which Are Sought By the Offeror

The Corporation is eligible to acquire an additional 248,333 Common Shares during the period commencing December 19, 2007 and ending on May 6, 2008.

6.

Value of Consideration Offered for Security

The closing price of the Common Shares on the Exchange on December 14, 2007 (being the trading day prior to the date of the filing of this report) was $13.40.

7.

Fee Payable In Respect of the Bid

The greater of:

(a)

$1000; or

(b)

0.02% x 25% x $13.40 x 248,333 [# of shares in amended bid] = $166.38

DATED at Calgary, Alberta this 17th day of December, 2007.

Signed  << Bernard K. Lee>>

Bernard K. Lee

Chief Financial Officer